Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279908

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus dated August 9, 2024)

Up to 22,624,975 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 100,774,669 Shares of Common Stock

and

Up to 8,250,000 Warrants to Purchase Common Stock

This prospectus supplement is being filed to amend and update the “Principal Securityholders” and “Selling Securityholders” tables and the applicable footnotes of the prospectus dated August 9, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-279908), to reflect transfers of (i) shares of our common stock, par value $0.0001 per share (the “Common Stock”) and (ii) warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share (the “Warrants”), from Arrowroot Acquisition LLC (the “Sponsor”) to certain members thereof (the “Sponsor Transfer”). This prospectus supplement is not increasing the number of shares being offered under the Prospectus and is only reflecting the Sponsor Transfer. The information set forth below has been provided by or on behalf of the selling securityholders listed below as of August 26, 2024.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 22,624,975 shares of Common Stock, issuable upon the exercise of warrants, which consists of (a) up to 8,250,000 shares of Common Stock issuable upon the exercise of 8,250,000 warrants (the “Private Placement Warrants”) originally issued to the Sponsor, in a private placement at a price of $1.00 per Private Placement Warrant in connection with the initial public offering of Arrowroot Acquisition Corp. (“ARRW”) and (b) up to 14,374,975 shares of Common Stock issuable upon the exercise of 14,374,975 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued as part of the units offered in the ARRW initial public offering at a price of $10.00 per unit, with each unit consisting of one common stock and one-half of one Public Warrant by the holders thereof. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus and this prospectus supplement or their permitted transferees (the “Selling Securityholders”) of (i) up to 100,774,669 shares of Common Stock (the “Resale Securities”) consisting of up to (a) 8,089,532 shares of Common Stock that were issued for a total price of $29,414,500 (equivalent to a per share price of $3.64) upon the conversion of the convertible notes originally issued to investors in a private placement pursuant to the 2024 Convertible Note Purchase Agreement (as defined below) (the “2024 Convertible Note Shares”) in satisfaction of the convertible notes payable to such investors, (b) 6,787,500 shares of Common Stock (the “Founder Shares”) (160,000 of which were subsequently transferred by the Sponsor to current and former directors of ARRW) originally issued at a price of approximately $0.004 per share in a private placement to the Sponsor prior to ARRW’s initial public offering, (c) 82,091 shares of Common Stock (the “Meteora Shares”) issued at a fair value price of $10.00 per share to certain investors pursuant to a non-redemption agreement with certain investors as consideration for the non-exercise of redemption rights by such investors in connection with the shareholder meetings preceding the Business Combination (as defined below), (d) 3,763,378 shares of Common Stock (the “Lender Shares”) issued at a fair value price of $10.00 per share to Venture Lending & Leasing IX, Inc. (“Venture Lending”) and WTI Fund X, Inc. (“WTI Fund X” and together with Venture Lending, the “Lenders”) pursuant to the Second Omnibus Amendment to Loan Documents with In2vate, L.L.C., iLearningEngines, Inc. (solely with respect to the issuance of shares of Common Stock) and the Lenders, as consideration, in part, for the revision of amortization schedules under the WTI Loan Agreements (as defined below) prior to the Business Combination and, after the Business Combination, the repayment in full of all outstanding obligations under (1) the Loan and Security Agreement, dated as of December 30, 2020, between iLearningEngines Inc. and Venture Lending & Leasing IX, Inc. (the “2020 Loan Agreement”), (2) the Loan and Security Agreement, dated as of October 21, 2021, between iLearningEngines Inc., and Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc. (the “2021 Loan Agreement”), and (3) the Loan and Security Agreement, dated as of October 31, 2023, between iLearningEngines Inc., and WTI Fund X, Inc. (the “2023 Loan Agreement” and, together with the 2020 Loan Agreement and the 2021 Loan Agreement, the “WTI Loan Agreements”), (e) 460,384 shares of Common Stock (“Working Capital Shares”) issued to the Sponsor as consideration for the repayment of $4,510,000 (equivalent to a per share price of $9.80), which represented part of the then-outstanding obligations under unsecured promissory notes issued to ARRW, (f) 78,730 shares of Common Stock (“Unvested Shares”) issuable upon the vesting and settlement of restricted stock units that were initially granted at no cash cost by iLearningEngines Inc. (“Legacy iLearningEngines”) and assumed by the Company and converted into restricted stock units with respect to the Common Stock pursuant to the Merger Agreement, which were granted at no cost to the recipients thereof (the “Assumed RSUs”), (g) 8,250,000 shares of Common Stock (“Warrant Shares”) acquired by the Sponsor at a purchase price of $8,250,000 (equivalent to a per share price of $1.00) issuable upon exercise of the Private Placement Warrants at an exercise price of $11.50 per share of Common Stock, (h) 71,508,370 shares of Common Stock (including 4,727,199 shares issuable upon settlement of vested RSUs) (“Control Shares”) issued to certain directors and officers at a fair value price of $10.00 per share as merger consideration for such shares originally issued by Legacy iLearningEngines to such directors and officers as consideration for employment and services provided to Legacy iLearningEngines prior to the Business Combination, (i) 511,073 shares of Common Stock (“BTIG Shares”) that were issued at a price of $5.87 per share pursuant to that amendment to the BTIG Engagement Letter (the “BTIG Amendment”), dated as of March 27, 2024, by and between ARRW and BTIG, LLC (“BTIG”), in connection with the payment of certain Business Combination transaction expenses, (j) 1,022,146 shares of Common Stock (“Cantor Shares”) that were issued in lieu of payment of deferred underwriting commissions in an aggregate amount of $6,000,000 at a price of $5.87 per share, pursuant to that certain fee modification agreement (the “Fee Modification Agreement”), dated as of March 27, 2024, by and among iLearningEngines Inc., ARRW, Cantor Fitzgerald & Co. (“Cantor”), in connection with the Closing (as defined herein), and (k) 221,465 shares of Common Stock (“Cooley Shares”) that were issued at a price of $5.87 per share pursuant to that amendment to the Letter Agreement (the “Cooley Fee Agreement”), dated as of March 27, 2024, by and among, iLearningEngines Inc., Cooley LLP (“Cooley”) and ARRW, in connection with the payment of Business Combination transaction expenses; and (ii) up to 8,250,000 Private Placement Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

The Selling Securityholders may sell the securities being offered for resale through various methods, as described in the section titled “Plan of Distribution.” These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. In connection with any sales of securities offered hereunder, the Selling Securityholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.

We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock or Warrants. See the section titled “Plan of Distribution.” We will not receive any of the proceeds from such sales of the shares of Common Stock or Warrants, except with respect to amounts received by us upon exercise, if any, of the Warrants. We believe the likelihood that holders of the Warrants will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock. The exercise price of our outstanding Warrants is $11.50 per share, which exceeds the trading price of our Common Stock as of the date of this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any other amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and Public Warrants are listed on the Nasdaq Capital Market under the ticker symbols “AILE” and “AILEW,” respectively. On August 29, 2024, the last reported sales price of our common stock was $1.49 per share and the last reported sales price of our Public Warrants was $0.185 per warrant.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 30, 2024

PRINCIPAL SECURITYHOLDERS

The information in the table that appears under the caption “Principal Securityholders” on page 132 of the Prospectus is modified to reflect the Sponsor Transfer. Beneficial ownership is determined in accordance with SEC rules, which generally provides that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power with respect to the security. Under SEC rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through exercise of stock options or warrants, within 60 days and are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The beneficial ownership percentages set forth in the table below are based on 141,173,275 shares of Common Stock issued and outstanding as of August 26, 2024 and other than as noted below, do not take into account the issuance of any shares of Common Stock upon the exercise of 14,374,975 Public Warrants, the 8,250,000 Private Placement Warrants or the unvested RSUs held by the individuals except as noted below. Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock.

Name of Beneficial Owner(1)	Number of Shares of New iLearningEngines Common Stock Beneficially Owned	Percentage of Outstanding New iLearningEngines Common Stock
Directors and Executive Officers
Puthugramam “Harish” Chidambaran(2)	96,764,327	68.5%
S. Farhan Naqvi	–	*
Balakrishnan Arackal	–	*
David Samuels(3)	300,000	*
Ramakrishnan Parameswaran	–	*
Matthew Barger(4)	845,465	*
Bruce Mehlman(5)	1,323,291	*
Thomas Olivier(6)	5,702,666	4.0%
Ian Davis	–	*
Michael Moe	–	*
All executive officers and directors as a group (10 individuals)	104,935,749	74.3%
Five Percent Holder
Preeta Chidambaran(2)	96,764,327	68.5%

*	Less than 1%

(1)	Unless otherwise noted, the business address of each of the executive officers and directors of the Company is c/o iLearningEngines, Inc., 6701 Democracy Blvd, Bethesda, MD 20817.

(2)	Consists of 77,964,895 shares, including 27,590,898 shares of restricted stock subject to time-based vesting, held by Mr. Chidambaran, and 18,799,432 shares, including 4,561,014 shares of restricted stock subject to time-based vesting, held by Preeta Chidambaran, Mr. Chidambaran’s wife and a former director of Legacy iLearningEngines.

(3)	Consists of 300,000 shares of Common Stock underlying RSUs vesting within 60 days of August 26, 2024.

(4)	Consists of 845,465 shares held by MRB Capital LLC. Mr. Barger is the Managing Member of MRB Capital LLC, and has sole voting and investment discretion with respect to the shares held directly by MRB Capital LLC and may be deemed to have beneficial ownership of the shares held by them.

(5)	Consists of 1,323,291 shares held directly by Mr. Mehlman.

(6)	Consists of 5,784,757 shares held directly by the Sponsor. Tom Olivier is a manager of the Sponsor, and as such has voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have beneficial ownership of the securities held directly by the Sponsor. Mr. Olivier disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

SELLING SECURITYHOLDERS

The following information is being provided to update the table in the “Selling Securityholders” section of the Prospectus to reflect transfers of shares of our common stock from the Sponsor to certain members thereof.

Where the name of a Selling Securityholder identified in the table below also appears in the table in the Prospectus (e.g., Stage 1 Growth Fund, LLC Series 3NP, Class TO3), the information set forth in the table below regarding that Selling Securityholder supersedes and replaces the information regarding such Selling Securityholder in the Prospectus.

As used in this prospectus supplement, the term “Selling Securityholders” includes the persons listed in the table below, together with any additional Selling Securityholders listed in a subsequent amendment to this prospectus, and their pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Securityholders’ interests in the Common Stock or Private Placement Warrants other than through a public sale.

Certain of the Selling Securityholders listed below are subject to lock-up provisions with respect to certain of the shares of Common Stock that may be sold by it, from time to time, pursuant to the registration statement of which this prospectus supplement forms a part. Such restrictions began on April 16, 2024 (the “Closing”) and end on the earliest to occur of (i) 365 days after the date of the Closing; (ii) the first day after the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the Closing; or (iii) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Common Stock for cash, securities or other property. On April 25, 2024, we waived the lock-up restrictions under the Bylaws, effective as of April 29, 2024, with respect to (i) the Convertible Note Shares and (ii) the Merger Shares held by former Legacy iLearningEngines stockholders that hold, individually, less than three percent (3%) of the Common Stock issued as consideration in connection with the Business Combination, which resulted in the release of approximately 19,367,095 shares of Common Stock subject to the lock-up restrictions, of which 13,906,097 became immediately available for trading. In connection with the Sponsor Transfer, an additional 1,303,127 shares were released from lock-up restriction because as a result of the Sponsor Transfer, such shares are held by persons holding less than three percent (3%) of the Common Stock issued as consideration in connection with the Business Combination. As of the date of the filing of this prospectus supplement, the lock-up restrictions are applicable only to: Harish Chidambaran; Preeta Chidambaran; and the Sponsor.

Except as set forth in the footnotes below, the following table sets forth, as of the date of this prospectus supplement and based on information provided by each Selling Securityholder named below, regarding the beneficial ownership of our Common Stock and Warrants by the Selling Securityholders and the shares of Common Stock and Warrants being offered by the Selling Securityholders. The applicable percentage ownership of Common Stock is based on 141,173,275 shares of Common Stock outstanding as of August 26, 2024. Information with respect to shares of Common Stock or Private Placement Warrants owned beneficially after the offering assumes the sale of all of the shares of Common Stock or Private Placement Warrants. The Selling Securityholders may offer and sell some, all or none of their shares of Common Stock or Private Placement Warrants, as applicable. Unless otherwise indicated, the business address of each of the following entities or individuals is c/o iLearningEngines, Inc., 6701 Democracy Blvd, Bethesda, MD 20817.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Securityholders have sole voting and investment power with respect to all shares of Common Stock and Warrants that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the Selling Securityholders, no Selling Securityholders is a broker-dealer or an affiliate of a broker dealer.

Please see the section titled “Plan of Distribution” in the Prospectus for further information regarding the Selling Securityholders’ method of distributing these shares.

	Shares of Common Stock				Warrants to Purchase Common Stock
Name of Selling Securityholder	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
Arrowroot Acquisition LLC(1)	5,784,757	5,784,757	—	—	7,428,500	7,428,500	—	—
Stage 1 Growth Fund, LLC Series 3NP, Class TO3(2)	2,456,565	2,465,565	—	—	120,000	120,000	—	—
Trinity Lane Capital LLC Series D(3)	164,375	164,375	—	—	20,000	20,000	—	—
John F. Hollway	40,938	40,938	—	—	10,000	10,000	—	—
Oklahoma State University Foundation	167,971	167,971	—	—	100,000	100,000	—	—
Deep Field Opportunities Fund, L.P.	246,077	246,077	—	—	146,500	146,500	—	—
Arrowroot Capital IV L.P.(4)	246,077	246,077	—	—	146,500	146,500	—	—
Stage 1 Growth Fund, LLC Series 3NP Class TO	201,565	201,565	—	—	120,000	120,000	—	—
Hugo Dooner	16,797	16,797	—	—	10,000	10,000	—	—
Suken Mehta	13,438	13,438	—	—	10,000	10,000	—	—
Kristine B Peyser and Michael D Peyser Revocable Trust	13,438	13,438	—	—	10,000	10,000	—	—
Trident Capital Partners, LLC	13,438	13,438	—	—	10,000	10,000	—	—
Farvue Holdings, LLC	13,438	13,438	—	—	10,000	10,000	—	—
Craig Torrie	3,360	3,360	—	—	2,500	2,500	—	—
Daniel Regina	13,438	13,438	—	—	10,000	10,000	—	—
Daniel Nolan	33,594	33,594	—	—	25,000	25,000	—	—
John W. Whitaker Jr.	13,438	13,438	—	—	10,000	10,000	—	—
Alex Kowalski	13,438	13,438	—	—	10,000	10,000	—	—
Rajan Mehra	13,438	13,438	—	—	10,000	10,000	—	—
The Dixon and Carol Doll Family Trust(5)	33,594	33,594	—	—	25,000	25,000	—	—
Finley John	13,438	13,438	—	—	10,000	10,000	—	—
Jade Property Trust	6,719	6,719	—	—	5,000	5,000	—	—
Keith Murray	13,438	13,438	—	—	10,000	10,000	—	—
James Wenk	13,438	13,438	—	—	10,000	10,000	—	—
Foundation for the McKnight Center for the Performing Arts	33,594	33,594	—	—	25,000	25,000	—	—
2 the Moon Ventures, LLC	5,375	5,375	—	—	4,000	4,000	—	—
Joseph Gannon	2,688	2,688	—	—	2,000	2,000	—	—
Kevin P. Malloy	13,438	13,438	—	—	10,000	10,000	—	—
Simon Ventures #1 LLC	26,875	26,875	—	—	20,000	20,000	—	—
Andrew Sacher	13,438	13,438	—	—	10,000	10,000	—	—
David Sacher	13,438	13,438	—	—	10,000	10,000	—	—
Mark Claflin	6,719	6,719	—	—	5,000	5,000	—	—
Harvey Boshart	20,157	20,157	—	—	15,000	15,000	—	—
Salil Pitroda	3,360	3,360	—	—	—	—	—	—
Michael Torto	3,360	3,360	—	—	—	—	—	—
Doug Bewsher	3,360	3,360	—	—	—	—	—	—
Rob Scott	3,360	3,360	—	—	—	—	—	—
Tread Lightly, LLC	3,360	3,360	—	—	—	—	—	—
Eric Friedman	3,360	3,360	—	—	—	—	—	—
Derek Benedictson	3,360	3,360	—	—	—	—	—	—

*	Less than one percent.

(1)	Arrowroot Acquisition LLC is governed by two managers, Matthew Safaii and Thomas Olivier, and, as such, Matthew Safaii and Thomas Olivier have voting and investment discretion.

(2)	David W. Baum, as Managing Member of Stage 1 Growth Fund, LLC Series 3NP, Class TO3, has voting and/or dispositive power over the holdings of such entity.

(3)	Salil S. Pitroda, as Managing Member of Trinity Lane Capital LLC Series D, has voting and/or dispositive power over the holdings of such entity.

(4)	Matthew Safaii is a manager of Arrowroot Capital IV, L.P., and as such has voting and investment discretion with respect to the securities held by Arrowroot Capital IV, L.P. and may be deemed to have beneficial ownership of the securities held directly by Arrowroot Capital IV, L.P.

(5)	Dixon Doll is affiliated with The Dixon and Carol Doll Family Trust, and may be deemed to have beneficial ownership of the securities held by such entity, and is a former member of the board of directors of Sponsor.

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